Contact

www.linkedin.com/in/ivanchicchon (LinkedIn)
www.instagram.com/implant_ninja/ (Personal)

Top Skills

Mass Communication
Alternative Solutions
Supply Chain Management

Languages

English
Spanish

Honors-Awards

First Place - Senior Research Competition
Dare-to-Dream Grant
Colgate Graduate Specialty Scholarship

Publications

Poster: 3D Design and Manufacture of Root Analogue Implant
Preoperative 3D Design and 3DP Fabrication of Surgical Obturator

Ivan Ramon Chicchon

CEO at Implant Club/ EdTech/AR & Ai Applications for Surgeons
Stockton, California, United States

Summary

I started an EdTech business called Implant Ninja in 2017. It is an online education platform for dental surgery. Since its creation, it has helped thousands of doctors worldwide to learn new clinical procedures. It has now become an industry-recognized brand in dentistry.

Based on demand from our students at Implant Ninja, we founded our own implant brand, called Implant Club in 2020. Implant Club opened to early users in December 2021. We are currently fundraising to go to market with Implant Club.

Check out the book we just released. It recounts the story of how I faced $800,000 in student debt and lived to tell the tale.

https://amzn.to/40itaNa

Experience

Implant Club
Founder
March 2020 - Present (3 years 7 months)
Stockton, California

I have had the unique opportunity to create our own implant brand. Due to our strong market positioning and crafting an offer that is desperately needed in our industry, we have experienced a high demand for our implants. We currently have a loyal fanbase waiting to use our system.

Implant Ninja
Founder & CEO
March 2016 - Present (7 years 7 months)
Stockton, California Area

I started this online education company after I graduated from my residency. Now it is the leading platform for implant education and grosses $1.7MM+ per year from a loyal fanbase of repeat customers.

I lead a hybrid team of in-person and remote team of 15 members in other parts of the world.

With over 5,000 students around the world, Implant Ninja is a household name among young dentists. Through a combination of online and physical learning tools, Implant Ninja teaches a wide range of subjects to a highly engaged community.

In this experience I built a streamlined system for creating and fine tuning industry leading educational material that can be mass distributed to students around the world. In a short time, our work has helped thousands of doctors in a scalable manner.

Implant Ninja Dental Center
Prosthodontist
June 2016 - January 2020 (3 years 8 months)
Stockton, California Area

I provide start-to-finish dental implant procedures for patients. The surgery and prosthetics are completed under one roof. My work is focused on All-on-Four dental implants, full mouth rehabilitation, and complex dental rehabilitation.
We use a Cone Beam CT, 3D Printer, and Scanner to help deliver the best outcome possible.

Millennium Dental
Practice Limited to Cosmetic and Implant Dentistry
September 2014 - June 2016 (1 year 10 months)

Perform surgical and restorative treatments for complex dental rehabilitation.
My work includes: veneers, extensive crown & bridge, dental implants, implant dentures such as All-on-Four or zirconium implant bridges.

Huron Dental
Practice Limited to Implant Surgery
March 2014 - September 2015 (1 year 7 months)
Ann Arbor, Michigan

Surgical dental implant procedures only (including bone grafting). The owner (prosthodontist) would fabricate the final prosthetics.

University of Michigan Health System
Prosthodontics Resident
2013 - 2015 (2 years)

Education

University of Michigan
Prosthodontics Certificate, Prosthodontics Residency · (2013 - 2016)

University of the Pacific, Arthur A. Dugoni School of Dentistry
Doctor of Dental Surgery, Dentistry · (2010 - 2013)

University of California, Davis
Bachelor of Arts (B.A.), Economics · (2007 - 2009)

University of the Pacific
Development Economics and International Development · (2005 - 2007)

Continuing Education